SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

to

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Blyth, Inc.

(Name of Subject Company (Issuer))

Blyth, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

09643P108

(CUSIP Number of Class of Securities)

Robert B. Goergen

Chairman of the Board and Chief Executive Officer

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bruce D. Kreiger, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, Connecticut 06831

Telephone: (203) 661-1926

and

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, Connecticut 06901

Telephone: (203) 325-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$140,000,000	$17,738.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 4,000,000 outstanding shares of common stock, par value $0.02 per share, are being purchased at the maximum possible tender offer price of $35.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,738.00	Filing Party: Blyth, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 7, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 7, 2004, as amended by Amendment No. 1 filed on June 9, 2004 (as amended, the “Schedule TO”), by Blyth, Inc., a Delaware corporation (together with its subsidiaries, “Blyth,” or the “Company”), relating to the offer by the Company to purchase for cash up to 4,000,000 shares of its common stock, par value $0.02 per share, at a price not more than $35.00 nor less than $30.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 7, 2004 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information in the Offer to Purchase and Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Interest in Securities of the Subject Company.

Item 8 of Schedule TO is hereby amended and supplemented by adding the following:

(b)	Securities Transactions.

Based on our records and on information provided to us by our directors, executive officers and subsidiaries, neither we nor any of our subsidiaries, nor, to the best of our knowledge, any of our directors, executive officers or associates, or any directors or executive officers of our subsidiaries, has effected any transactions in shares of our common stock during the 60-day period preceding the commencement of the tender offer, except as set forth in the Schedule TO and as set forth below:

Name	Date of Transaction	Nature of Transaction	Amount	Price Per Share
Bruce Krieger	4/15/04	Acquisition	3.166	$31.59
Bruce Lieberman	4/15/04	Acquisition	3.166	$31.59
Greg Long	4/15/04	Acquisition	1.583	$31.59
Phillip S. Bombardier	4/22/04	Sale	100	$32.08
Phillip S. Bombardier	4/22/04	Sale	200	$32.10
Phillip S. Bombardier	4/22/04	Sale	200	$32.11
Phillip S. Bombardier	4/22/04	Sale	200	$32.17
Phillip S. Bombardier	4/22/04	Sale	400	$32.07
Phillip S. Bombardier	4/22/04	Sale	400	$32.16
Phillip S. Bombardier	4/22/04	Sale	600	$32.12
Phillip S. Bombardier	4/22/04	Sale	900	$32.13
Phillip S. Bombardier	4/22/04	Sale	900	$32.18
Phillip S. Bombardier	4/22/04	Sale	1,700	$32.06
Phillip S. Bombardier	4/22/04	Sale	2,400	$32.15
Phillip S. Bombardier	4/22/04	Sale	2,600	$32.14
Bruce Krieger	5/14/04	Acquisition	3.219	$31.07
Bruce Krieger	5/14/04	Acquisition	1.384	$31.07
Bruce Lieberman	5/14/04	Acquisition	3.219	$31.07
Bruce Lieberman	5/14/04	Acquisition	1.432	$31.07
Greg Long	5/14/04	Acquisition	1.609	$31.07
Greg Long	5/14/04	Acquisition	0.627	$31.07

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLYTH, INC.

By:	/s/ ROBERT B. GOERGEN
	Name: Title:	Robert B. Goergen Chairman of the Board and Chief Executive Officer

Dated: June 10, 2004

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